Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: September 2003

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                           No   X
                      -----                                         ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index



1. Press Release issued September 10, 2003 regarding price increase in Europe for Graphite Electrodes.

                                    EXHIBIT 1
                                    ---------

SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de


SGL Carbon increases Graphite Electrodes prices in Europe

WIESBADEN, September 10, 2003. SGL Carbon increases the prices of its graphite electrodes in Europe (incl. all of Turkey) by 100 Euro per ton. The increase is effective immediately for all new businesses.

SGL Carbon will honour these new prices for all orders received before November 30, 2003, and for shipments before December 31, 2004. This price increase was triggered by significantly higher energy prices supported by tightness of graphite electrode supply and its key raw materials world-wide.



Important Notice:
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995 based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others, changes in economic, political, technical, business and competitive conditions, unforeseeable alterations in electric steel production, changes of interest and exchange rates, price developments, unanticipated developments relating to recently acquired businesses and Group companies, potential liability in connection with existing or future regulations, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related thereto and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL Carbon does not intend to update these forward-looking statements, and does not assume any obligation to do so.





For further information, please contact:
Corporate Communications / Ralf Harenberg / Tel.: +49 611 60 29 103 Investor Relations / Melanie Rappl / Tel.: +49 611 60 29 102

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      SGL CARBON Aktiengesellschaft



Date: September 10, 2003     By:      /s/ Robert J. Kohler
                                      ------------------------------
                                      Name:    Robert J. Koehler
                                      Title:   Chairman of the Board of
                                               Management


                             By:      /s/ Dr. Bruno Toniolo
                                      -----------------------------
                             Name:    Dr. Bruno Toniolo
                             Title:   Member of the Board of Management